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                              November 29, 2023

       Siyu Yang
       Chief Executive Officer
       Baiya International Group Inc.
       Yifang Capital Industrial Park
       No. 33 Pingshan Industrial Road, Building A, 16F
       Tangxia, Dongguan, Guangdong, China

                                                        Re: Baiya International
Group Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed October 31,
2023
                                                            File No. 333-275232

       Dear Siyu Yang:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed October 31, 2023

       Cover Page

   1. We note the changes you made, among others, to your discussion of the legal and operational risk
associated with your VIE operations in China through the Contractual
                                                        Arrangements. It is
unclear to us that there have been changes in the regulatory environment in the PRC
since the review of your amendment filed on February 14,
                                                        2023 warranting revised
disclosure to mitigate the challenges you face concerning the impact of the PRC
government and related disclosures. The Sample Letters to China-
                                                        Based Companies sought
specific disclosure relating to uncertainties regarding the
                                                        enforcement of laws and
that the rules and regulations in China can change quickly with little advance notice.
Please restore your disclosures here and in all other places where you discuss the legal risks
of operating in China to the disclosures as they existed in the registration statement
as of February 14, 2023.
 Siyu Yang
Baiya International Group Inc.
November 29, 2023
Page 2
2. We note that your PRC legal counsel has advised that you need to file with the
         CRSC under the New Administrative Rules Regarding Overseas Listings. Please update your disclosure on the status of your filing with the CSRC.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameSiyu Yang                                Sincerely,
Comapany NameBaiya International Group Inc.
                                                           Division of
Corporation Finance
November 29, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName